# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Picard Medical, Inc., CIK 0002030617
CUSIP: 740459102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1992 E. Silverlake Rd., Tucson, Arizona (AZ), 85713
Date of event which requires filing of this statement: 06/03/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-111322
Filed by CIK 0001563325

## Reporting persons
- Sindex SSI Lending, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Versa Capital Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Versa FGP-III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Versa UGP-III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Versa Capital Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Gregory L. Segall: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Picard Medical, Inc.
Address of issuer's principal executive offices: 1992 E. Silverlake Rd. Tucson, AZ, 85713

## Item 2. Person Filing
Name of person filing:
(1) Sindex SSI Lending, LLC, a Delaware limited liability company ("Sindex")
(2) Versa Capital Fund III, L.P., a Delaware limited partnership ("CF III")
(3) Versa FGP-III, L.P., a Delaware limited partnership ("FGP-III")
(4) Versa UGP-III, LLC, a Delaware limited liability company ("UGP-III")
(5) Versa Capital Group, LLC, a Delaware limited liability company ("Versa")
(6) Gregory L. Segall, an individual ("Mr. Segall" and, together with Sindex, CF III, FGP III, UGP III, and Versa, the "Reporting Persons")
Address of principal business office or, if none, residence:
c/o Versa Capital Management, LLC
130 N. 18th Street
Suite 315
Philadelphia, PA 19103
Citizenship: Mr. Segall is a citizen of the United States. The other Reporting Persons were formed under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Sindex SSI Lending, LLC: 0
Versa Capital Fund III, L.P.: 0
Versa FGP-III, L.P.: 0
Versa UGP-III, LLC: 0
Versa Capital Group, LLC: 0
Gregory L. Segall: 0
Percent of class:
Sindex SSI Lending, LLC: 0.00%
Versa Capital Fund III, L.P.: 0.00%
Versa FGP-III, L.P.: 0.00%
Versa UGP-III, LLC: 0.00%
Versa Capital Group, LLC: 0.00%
Gregory L. Segall: 0.00%
Sole power to vote or to direct the vote:
Sindex SSI Lending, LLC: 0
Versa Capital Fund III, L.P.: 0
Versa FGP-III, L.P.: 0
Versa UGP-III, LLC: 0
Versa Capital Group, LLC: 0
Gregory L. Segall: 0
Shared power to vote or to direct the vote:
Sindex SSI Lending, LLC: 0
Versa Capital Fund III, L.P.: 0
Versa FGP-III, L.P.: 0
Versa UGP-III, LLC: 0
Versa Capital Group, LLC: 0
Gregory L. Segall: 0
Sole power to dispose or to direct the disposition:
Sindex SSI Lending, LLC: 0
Versa Capital Fund III, L.P.: 0
Versa FGP-III, L.P.: 0
Versa UGP-III, LLC: 0
Versa Capital Group, LLC: 0
Gregory L. Segall: 0
Shared power to dispose or to direct the disposition:
Sindex SSI Lending, LLC: 0
Versa Capital Fund III, L.P.: 0
Versa FGP-III, L.P.: 0
Versa UGP-III, LLC: 0
Versa Capital Group, LLC: 0
Gregory L. Segall: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Sindex SSI Lending, LLC: /s/ Randall Schultz, Randall Schultz, as Attorney-in-Fact for: Sindex SSI Lending, LLC (1) (06/05/2026)
- Versa Capital Fund III, L.P.: /s/ Randall Schultz, Randall Schultz, as Attorney-in-Fact for: Versa Capital Fund III, L.P. (1) (06/05/2026)
- Versa FGP-III, L.P.: /s/ Randall Schultz, Randall Schultz, as Attorney-in-Fact for: Versa FGP-III, L.P. (1) (06/05/2026)
- Versa UGP-III, LLC: /s/ Randall Schultz, Randall Schultz, as Attorney-in-Fact for: Versa UGP-III, LLC (1) (06/05/2026)
- Versa Capital Group, LLC: /s/ Randall Schultz, Randall Schultz, as Attorney-in-Fact for: Versa Capital Group, LLC (1) (06/05/2026)
- Gregory L. Segall: /s/ Randall Schultz, Randall Schultz, as Attorney-in-Fact for: Gregory L. Segall (1) (06/05/2026)
Comment: (1) A Power of Attorney authorizing Randall Schultz to act on behalf of this entity or individual was filed as Exhibit 2 to the statement on Schedule 13G filed on November 13, 2025.